Exhibit 12.1

The Dow Chemical Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the Nine Months Ended September 30, 2008(1)

(Unaudited)

In millions, except ratio
Net income from continuing operations	$2,131
Add (deduct):
Income taxes	727
Capitalized interest	(76)
Amortization of capitalized interest	85
Equity in earnings of nonconsolidated affiliates	(791)
Distributed income of earnings of nonconsolidated affiliates	676
Minority interests’ share in income	63
Preferred security dividends	(53)

Adjusted earnings	$2,762
Fixed charges:
Interest expense including amortization of debt discount and capitalized debt costs	$456
Capitalized interest	76
Preferred security dividends	53
Rental expense - interest component	91

Total fixed charges	$676
Earnings available for the payment of fixed charges	$3,438
Ratio of earnings to fixed charges	5.1x

(1)	The computation of ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 2007 have been previously filed.